Laidlaw & Company (UK) Ltd.

546 Fifth Avenue, Fifth Floor

New York, NY 10036

September 15, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Towerstream Corporation (the “Company”)

Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-212995)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Laidlaw & Company (UK) Ltd. (the “Underwriter”) hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 9:00 a.m. (New York time) on Friday, September 16, 2016, or as soon thereafter as practicable.

In making this request the Underwriter hereby acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Hugh Regan
Name:	Hugh Regan
Title:	Executive Director